Exhibit 6.4

SERVICES AGREEMENT

THIS SERVICES AGREEMENT (the “Agreement”) is entered into as of this November 22, 2022 (“Effective Date”) by and between Freeport Holdings Series LLC, a Delaware series LLC (“Recipient”) and Freeport Technologies LLC, a Delaware limited liability company (“Provider”) (each a “Party” and collectively the “Parties”).

In consideration the mutual promises and undertakings set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows.

ARTICLE I. DEFINITIONS

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such Person. The term “Affiliated” shall have a correlative meaning. Notwithstanding the foregoing, Recipient shall not constitute a Provider Entity or an Affiliate of Provider for purposes of this Agreement.

“Applicable Law” means, with respect to any Person, any and all (a) laws, ordinances, or regulations, (b) codes, standards, rules, requirements, orders and criteria issued under any laws, ordinances or regulations, (c) rules of any self-regulatory organization (including the rules of any securities exchange or equivalent) and (d) any and all judgments, orders, writs, directives, authorizations, rulings, decisions, injunctions, decrees, assessments, settlement agreements, or awards of any Governmental Authority or arbitral tribunal, in each case applicable to such Person or its business or properties.

“Bankruptcy” means with respect to any Person, (a) the filing of a voluntary petition in bankruptcy or other insolvency proceeding by such Person, (b) the entry of an order for relief by any court in bankruptcy or other insolvency proceeding by such Person, (c) a general assignment by such Person for the benefit of creditors, (d) the appointment of a receiver, trustee, liquidator, custodian or similar official with respect to such Person or its property, or (e) the filing of an involuntary petition in bankruptcy or other insolvency proceeding against such Person that remains undismissed for a period of sixty (60) days.

“Business Day” means any day except (a) a Saturday or a Sunday or (b) any other day on which commercial banking institutions in the State of New York are authorized or directed by Applicable Law to close.

“Confidential Information” means all non-public records, books, contracts, reports, instruments, computer data and other data and information concerning a Party (the “Disclosing Party”) furnished or made available to another Party (the “Receiving Party”) by, on behalf of, a Disclosing Party or its Representatives pursuant to this Agreement, except to the extent that the same can be shown to have been (a) previously known by the Receiving Party on a non-confidential basis, (b) available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party without such source being in violation of any obligation to the Disclosing Party, (c) in the public domain through no fault of the Receiving Party or (d) later lawfully acquired by the Receiving Party from sources other than the Disclosing Party or its Representatives.

SERVICES AGREEMENT

“Control” means (a) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting equity share capital of a specific Person or (b) the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. “Controlling” and “Controlled” shall have correlative meanings.

“Governmental Authority” means any nation or government, any state or other political subdivision thereof, and any supra-national, governmental, federal, state, provincial, local governmental or municipal entity or authority and any self-regulatory or quasi-governmental organization exercising executive, legislative, judicial, regulatory or administrative functions or pertaining to government (including, in each case, any branch, department or official thereof).

“Intellectual Property Rights” means any intellectual property or similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: (a) trademarks and pending trademark applications, trade dress, and service marks, (b) issued patents and pending patent applications, and any and all divisions, continuations, continuations-in-part, reissues, renewals, continuing patent applications, reexaminations, and extensions thereof, certificates of registration and like rights, (c) works of authorship, copyrightable works (including Software and database rights) and all copyrights including all applications, registrations and renewals thereof, and all rights corresponding thereto, and (d) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act promulgated by the U.S. National Conference of Commissioners on Uniform State Laws in 1979, as amended and under corresponding non-U.S. statutory and common law).

“Losses” means any and all losses, penalties, fines, costs, damages (and any interest due thereon), liabilities, amounts paid in settlements and offsets and any reasonable out-of-pocket costs, expenses and attorneys’ fees, including any of the foregoing incurred in connection with the investigation, response to and defense or settlement of a claim against or in respect of which indemnification is provided hereunder (including any such reasonable costs, expenses and attorneys’ fees incurred in enforcing a Party’s right to indemnification against or with respect to any appeal) and penalties and interest.

“Person” means a natural person, partnership, domestic or foreign limited partnership, domestic or foreign limited liability company, trust, estate, association, corporation, or any other legal entity, or Governmental Authority.

“Provider Entities” means Provider and its Affiliates; provided, that Recipient shall not constitute a Provider Entity or an Affiliate of Provider for purposes of this Agreement.

“Representatives” means, with respect to any Party, its Affiliates, and its and their respective managers, members, officers, directors, employees, stockholders, financial advisors, legal counsel, representatives and/or agents.

SERVICES AGREEMENT

“Software” means computer programs and software, including data files, source code, object code, application programming interfaces, architecture, documentation, files, records, schematics, emulation and simulation reports, test vectors and hardware development tools, databases and other software-related specifications and documentation.

“Tax” means all statutory, governmental, state, federal, provincial, local, governmental or municipal charges, duties, imposts, contributions, levies, withholdings or liabilities wherever chargeable and whether in the United States or any other jurisdiction; and any penalty, fine, surcharge, interest, charges or costs relation thereto.

“Use” means, with respect to any Software, to load, copy, install, execute, compile, operate, store, archive, transmit through, view screen displays provided by, and enter and display data inputs through, such Software, together with all ancillary rights customarily or reasonably related to each of the foregoing uses.

ARTICLE II. SERVICES

Section 2.01 Services.

Subject to the terms and conditions of this Agreement, during the Term, Provider hereby agrees to provide, or to cause the other related Entities and/or Designated Subcontractors to provide, Recipient (and, as directed, Affiliates of Recipient) with the services set forth in this Section 2.01 (or as otherwise agreed by the Parties from time to time, the “Services”), and Recipient hereby agrees to receive the Services on such terms and conditions and subject to Recipient’s payment for the Services in accordance with this Agreement. The Services shall include:

(a)	Software development, platform operation, gallery customer interface for artwork or assets, and website development and maintenance services

(b)	Marketing services, including general solicitation for artwork or assets

(c)	Artwork or asset management and monetization services, including payment provider integration(s)

(d)	Facilitation of primary and secondary sales, subcontracting to registered Broker/Dealer, Transfer Agent, alternative trading system (ATS), and other technology partners as required

(e)	Software development services as agreed by the Parties from time to time

(f)	Development of new user tools and features

(g)	Development and execution of web3 partnerships that will enhance the investor experience

(h)	Development of (non-security) digital goods that enhance the investor experience

SERVICES AGREEMENT

Section 2.02 Additional Services; Statements of Work.

(a)	Subject to terms and conditions of this Agreement, during the Term, Recipient may request that the Provider Entities supplement, change or vary the scope of the Services (a supplemented, changed or varied service, an “Additional Service” and the request therefor, an “Additional Service Request”). Provider shall use commercially reasonable efforts to provide such Additional Services, unless the provision of such Additional Services would subject Provider to a significant increase in potential regulatory risk, would require Provider to obtain any regulatory authorization that it does not currently have, or would violate any internal policy of any Provider Entity. If any requested Additional Service would require Provider to obtain resources, skills, consents, licenses or assets from third parties to perform such Services, the Parties will discuss in good faith the process for obtaining the same, and Provider’s procurement of such resources, skills, consents, licenses or assets shall constitute Services for purposes hereof.

(b)	The Parties may from time to time document the scope of one or more Services in a writing executed and delivered by each of the Parties (such written document, a “Statement of Work”). In the event of any conflict or inconsistency between this Agreement and any Statement of Work, the provisions of this Agreement shall control unless explicitly stated otherwise in such Statement of Work.

Section 2.03 Nature of Services; Other Provisions Related to Services.

(a)	The Provider Entities are independent contractors to Recipient, and this Agreement shall not be deemed to establish a joint venture, partnership, association or fiduciary or similar relationship between Recipient and any Provider Entity for United States tax purposes or for any other purpose. Nothing herein contained shall be construed as authorizing either Party to act as general agent or to negotiate or conclude any contract (or similar instrument) in the name of or on behalf of any other Party.

(b)	Provider shall at all times (i) maintain Provider’s books, financial statements, accounting records and other documents and records separate from those of any of its members or other Affiliates or any other Person, and (ii) not commingle Recipient’s assets with its own, those of any of its Affiliates or any other Person.

(c)	Services will be provided solely for the internal use of Recipient. No Services will be provided on a “service bureau” basis, and Recipient shall not receive Services for or on behalf of third parties.

(d)	Nothing in this Agreement shall limit the ability of the Provider Entities to provide services that are similar to or the same as the Services to themselves or other Persons.

SERVICES AGREEMENT

Section 2.04 Personnel.

(a)	The Provider Entities shall have discretion to determine the number and qualifications of personnel providing the Services and shall be entitled to determine which of their personnel shall provide Services from time to time. The Provider Entities may substitute personnel providing Services from time to time in their sole, reasonable discretion, subject to using commercially reasonable efforts to maintain continuity of personnel providing Services. It is acknowledged and understood that personnel providing Services may not provide Services on a full-time basis, and may provide similar or other services or functions for Provider Entities or other Persons. Provider shall be solely responsible for the control and supervision of the activities of personnel of the Provider Entities and for determining the precise manner and means by which such activities are conducted.

(b)	In no event shall the personnel of the Provider Entities be deemed to be employees of Recipient. The applicable Provider Entity shall be solely responsible for all of the personnel employed by it, in each case, in connection with the performance of Services, including exclusive liability for the payment of all payroll, benefits, federal, state and local unemployment and disability insurance and all social security and/or other taxes or similar contributions payable with respect to such persons.

Section 2.05 Subcontractors and Pass-Through Services.

(a)	Provider may, in its discretion, subcontract or delegate its obligations and responsibilities hereunder, and use facilities, equipment or resources, and otherwise provide Services, through subcontractors or consultants which are not Provider Entities. Provider or a Provider Entity shall promptly, and in no event more than 30 Business Days after such designation or appointment, notify Recipient in accordance with Section 10.04 hereof, in the event that it wishes to have Services provided by a subcontractor or a consultant (any such designated subcontractor or consultant, a “Designated Subcontractor”). No consent of Recipient shall be necessary for any Provider Entity to designate or utilize the services of any Designated Subcontractor. Notwithstanding the foregoing, the obligations or liabilities of Provider pursuant to this Agreement or any Statement of Work shall not be reduced or in any way limited by virtue of it having performed any of its responsibilities or obligations hereunder through a Designated Subcontractor. For the sake of clarity, no Provider of a Pass-Through Service shall be deemed to be a Designated Subcontractor in respect of such Pass- Through Service.

(b)	Recipient acknowledges and agrees that certain of the Services (each, a “Pass-Through Service”) are provided by third parties that are not under the direction or control of Provider or its Affiliates. Provider shall notify Recipient, in accordance with Section 10.04 hereof, of each Pass-Through Service and the Provider thereof within 30 Business Days from the appointment of such Provider. Each Pass-Through Service is subject to the terms and conditions of an agreement between the applicable Provider Entity and the Provider of such Pass Through Service (a “Pass-Through Agreement”), and Recipient shall comply with the terms of the applicable Pass-Through Agreement. Provider may be unable to continue to provide, or to timely provide, a Pass-Through Service in the event that the Provider of the related Pass-Through Service ceases to provide, or fails to timely provide, such Pass-Through Service to the applicable Provider Entity.

SERVICES AGREEMENT

Section 2.06 Standard of Performance.

Provider represents, warrants and covenants that it shall use commercially reasonable efforts to provide (either directly through itself, through another Provider Entity or through a Designated Subcontractor) the Services, and that it has the qualifications, skills, and experience necessary to perform the Services in a competent, professional and workmanlike manner in accordance with best industry standards for similar services, and the Provider shall devote sufficient resources to ensure that the Services are performed in a timely and reliable manner.

If the Recipient reasonably determines that any submitted Service materially fails to meet the specifications or acceptance criteria, if any, stated in the applicable Statement of Work, if any, then the Recipient will provide the Provider with a written statement of errors within ten (10) business days of receipt of such Service. The Provider will use best efforts to promptly correct the specified errors within ten (10) business days of the notification of the errors, at no additional cost to the Recipient. The Provider will then re-deliver the Service and this acceptance provision will be reapplied until the Recipient accepts such Service or terminates the applicable Statement of Work or this Agreement or both in accordance with this Agreement.

Nothing in this Agreement shall be construed to require, or impose any duty on, any Person to do anything that may be in violation (as determined by such Party in its sole, reasonable discretion) of any Applicable Law. No representation, warranty or covenant is made under this Section 2.06 in the case of a Pass-Through Service.

ARTICLE III. GENERAL OBLIGATIONS

Section 3.01 Access, Information and Assistance.

Recipient shall provide the Provider Entities, Designated Subcontractors and any other Person reasonably designated by Provider (subject to Provider having provided reasonable advance notice of any such other Person to Recipient) with such reasonable cooperation and assistance as may be requested by Provider to enable the Provider Entities and Designated Subcontractors to provide the Services. The Parties hereto understand and agree that Provider shall not have breached this Agreement if the actions purported to constitute such breach were due in substantial part to the failure of Recipient to comply with this Section 3.01.

SERVICES AGREEMENT

Section 3.02 Maintenance of Records; Audit; Error.

Provider shall cause the other Provider Entities performing Services to maintain all records pertaining to the Services in compliance with the rules and regulations of Governmental Authorities with jurisdiction over the activities of Recipient (each, a “Recipient Regulator”) for the longer of (a) a period of three (3) calendar years and (b) any period required by Applicable Law. Recipient (no more than once per calendar year), and such Recipient Regulators, shall have the right to audit, copy and inspect such records at Recipient’s cost at reasonable times and upon reasonable notice, subject to the provisions of Article VI hereof. Provider agrees that it will, and that it will cause the other Provider Entities performing services to, grant the auditors or Recipient Regulators who are designated to conduct the applicable audit with reasonable access consistent with access that would be granted by the Provider Entities in connection with an audit of their own business operations.

If the Recipient’s inspection or audit discloses that the Provider’s invoices to the Recipient were in error, the Provider will immediately pay to the Recipient any amounts overpaid by the Provider, plus interest from the date of the error at the lesser of one percent (1%) per month or the maximum rate allowed by law.

Section 3.03 Compliance with Laws.

Recipient shall comply with all Applicable Laws in connection with its receipt of the Services.

Section 3.04 Insurance.

The Provider shall secure and maintain, at its own expense, the insurance necessary to cover its obligations and responsibilities under this Agreement. At the Recipient’s request, the Provider shall provide the Recipient with certificates or other acceptable proof of its insurance, describing the coverage of its insurance and notice of any material changes to its insurance.

ARTICLE IV. FEES, EXPENSES AND TAXES

Section 4.01 Fees.

Provider shall be due a platform charge of 10% of the purchase price of any assets or artwork bought or sold using a platform developed and maintained by Provider on behalf of Recipient or its Affiliates (“Platform Fee”). The Platform Fee may be deferred by at least one year during which time the fees will be made available to the Recipient’s members on terms decided upon by the Recipient.

Section 4.02 Taxes.

The Fees payable under this Agreement are exclusive of any sales, use, transfer, value added or other similar Taxes, however designated, which may be levied or imposed on any Fees by reason of the transactions contemplated under this Agreement. Recipient shall bear and be responsible for any such Taxes. Payments due hereunder by Recipient shall be made without deduction or withholding for any and all present or future Taxes, except as required by Applicable Law. If any Applicable Law requires the deduction or withholding of any Tax from any payment by Recipient, then (i) Recipient shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld (each such amount, a “Withheld Tax Amount”) to the relevant Governmental Authority in accordance with Applicable Law, and (ii) the amounts payable under this Agreement shall be increased such that the total amount received by Provider from Recipient, net of any Withheld Tax Amount (and net of any deduction or withholding applicable to additional sums payable under this Section 4.03), is equal to the amount of Fees provided for in this Agreement.

SERVICES AGREEMENT

ARTICLE V. TERM AND TERMINATION

Section 5.01 Term.

The term of this Agreement shall begin on the Effective Date and shall remain in full force and effect until the 10-year anniversary thereof (the “Initial Term”), and shall automatically renew for subsequent one-year terms (each, a “Renewal Term” and collectively with the Initial Term, the “Term”) unless either Party delivers a notice of nonrenewal at least ninety (90) days prior to the end of the Initial Term or any Renewal Term, or as otherwise terminated as set forth herein.

Section 5.02 Termination by Provider.

(a)	Provider may terminate this Agreement (including the provision of all Services), immediately at any time by giving notice in writing to Recipient, if:

(i)	there occurs a Bankruptcy of Recipient;

(ii)	as a result of (A) the adoption of, or any change in, Applicable Law, (B) the promulgation, or any change in the interpretation, by any Governmental Authority of any Applicable Law, or the scope of any license or permission thereunder, or (C) any other order or determination by a Governmental Authority, in each case made after the Effective Date, it becomes, or any determination is made by a Governmental Authority after the Effective Date that it would be, unlawful for a Party to perform its obligations contemplated by this Agreement (each, an “Illegality”), and such Illegality is not mitigable through commercially reasonable steps;

(iii)	Recipient is (A) unable to perform any material portion of its obligations under this Agreement due to a Force Majeure Event and (B) unable to resume its performance of such obligations within sixty (60) days of such Force Majeure Event; and/or

(iv)	a breach of Applicable Law by Recipient or any of its Affiliates that would reasonably be likely have a material adverse effect on the Provider Entities’ ability to provide Services pursuant to this Agreement.

SERVICES AGREEMENT

(b)	Provider may terminate this Agreement or any Service immediately at any time by giving notice in writing to Recipient if Recipient is in material breach of this Agreement and such breach has not been cured by Recipient within thirty (30) days following notice of such breach from Provider, or, if such breach is capable of being cured but is not with reasonable efforts capable of being cured within such thirty (30) day period, Recipient, as applicable, has not commenced in good faith the curing of such breach within such thirty (30) day period or does not thereafter prosecute to completion with reasonable efforts and continuity the curing thereof, or, in any event, the curing of such breach is not completed within sixty (60) days following such notice.

Section 5.03 Termination by Recipient.

(a)	Recipient may terminate this Agreement (including the provision of all Services), immediately at any time by giving notice in writing to Provider, if:

(i)	there occurs a Bankruptcy of Provider;

(ii)	an Illegality has or would have a material adverse effect on the availability, or benefits, of the Services to Recipient and such Illegality or material adverse effect is not mitigable through commercially reasonable steps; and/or

(iii)	Provider is (A) unable to perform any material portion of its obligations under this Agreement due to a Force Majeure Event and (B) unable to resume its performance of such obligations within sixty (60) days of such Force Majeure Event.

(b)	Recipient may terminate this Agreement or any Service immediately at any time by giving notice in writing to Provider if Provider is in material breach of this Agreement and such breach has not been cured by Provider within thirty (30) days following notice of such breach from Recipient, or, if such breach is capable of being cured but is not with reasonable efforts capable of being cured within such thirty (30) day period, Provider has not commenced in good faith the curing of such breach within such thirty (30) day period or does not thereafter prosecute to completion with reasonable efforts and continuity the curing thereof, or, in any event, the curing of such breach is not completed within sixty (60) days following such notice.

(c)	Recipient may terminate any Service upon ninety (90) days’ written notice to Provider.

Section 5.04 Termination of Individual Services.

The termination of any individual Service shall not result in the termination of this Agreement unless there are no remaining Services in effect following such termination. Following the termination of any individual Service the related terminated Service, on the effective date of such termination, shall be deemed to have been deleted from the definition of “Services,” Provider shall have no further obligation to provide such Service, and Recipient shall have no further obligation to continue to use such Service or to pay for such Service (other than in respect of periods prior to such termination).

SERVICES AGREEMENT

Section 5.05 Survival.

From and after the Effective Date, the following provisions of this Agreement shall survive the termination or expiration of this Agreement (in addition to (a) any liability arising under this Agreement prior to such termination or expiration and (b) any other provisions of this Agreement that are stated to, or which by their terms or nature would be expected to, survive any expiration or termination of this Agreement), and shall continue in full force and effect following such termination or expiration: Sections 3.02 and this 5.05 and Articles IV (with respect to all Services provided prior to the termination or expiration of this Agreement), VI, IX, and X.

Section 5.06 Effects of Termination.

On the termination of this Agreement for any reason, (a) Recipient shall immediately discontinue use of the Services, and Provider shall immediately discontinue provision of the Services, and (b) each Party shall promptly destroy all materials containing the other Party’s Confidential Information. Notwithstanding the foregoing, a Party may retain (i) backup and archival copies of Confidential Information made in the ordinary course of business (provided that no effort is made to access or reconstruct such stored Confidential Information), (ii) Confidential Information that such Party or an Affiliate thereof is required to retain pursuant to any Applicable Law, or under any internal data retention policy, (iii) Confidential Information that has been disclosed in a disclosure required under Applicable Law, or (iv) materials maintained for the purpose of addressing claims under this Agreement; provided, that any such retained information shall remain subject to Article VI.

ARTICLE VI. CONFIDENTIALITY

Section 6.01 Non-Disclosure.

Subject to the remainder of this Article VI, neither Party shall disclose or make publicly available, and each Party shall cause its respective Representatives to not disclose or make publicly available, any Confidential Information of the other Party and its Affiliates (or, if required under a contract with a third party, such third party) furnished or made available to it by such Person or its Representatives pursuant to this Agreement. In any case, the receiving Party shall exercise at least the same standard of care to protect such information as it uses to protect its own proprietary information and data of a similar nature, which in no event shall be less than reasonable care.

Section 6.02 Exceptions from Confidentiality.

Notwithstanding anything to the contrary in this Agreement, a Recipient may disclose Confidential Information to third parties to the extent that:

(a)	such Confidential Information is required to be filed with or disclosed to any Governmental Authority; provided, that, the Recipient shall, to the extent practicable and permitted by Applicable Law, (A) notify the disclosing Party in advance of any disclosure of such Confidential Information to a Governmental Authority and (B) provide the disclosing Party with a reasonable opportunity to seek an appropriate protective order or other reliable assurances that confidential treatment will be afforded to such Confidential Information;

SERVICES AGREEMENT

(b)	the provision of such Confidential Information is reasonably necessary in connection with the enforcement or defense of any rights or remedies hereunder or the transactions contemplated hereby;

(c)	such Confidential Information is required by an auditor for the purpose of an audit of the Recipient (or one or more of its Affiliates); provided such auditor agrees to maintain the confidentiality of the Confidential Information provided to it;

(d)	such Confidential Information is, in the reasonable opinion of the Recipient, necessary to provide to a Governmental Authority in connection with any tax return of the Recipient or its Affiliates; or

(e)	such Confidential Information is provided to an accounting, legal or tax advisor for a bona fide business purpose of the Recipient and is disclosed subject to customary restrictions on the further disclosure or use of such Confidential Information, consistent in scope with the provisions of this Section 5.2.

Section 6.03 Availability of Equitable Relief.

Each Party recognizes that the breach of any provisions set forth in this Article VI could result in irreparable damage and harm to the other Party (and its respective Affiliates) and such Person may be without an adequate remedy at law in the event of any such breach. Therefore, each Party agrees that, if any of the foregoing provisions of this Article VI is breached or is threatened to be breached, each Party and/or each of their Affiliates may seek to enjoin any Person that has breached, or threatens to breach, any provision of this Article V from engaging in any activity restricted by this Article VI in addition to any other remedy available to it under Applicable Laws.

ARTICLE VII. REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS

Section 7.01 Mutual Representations, Warranties and Covenants.

Each Party hereby represents and warrants to the other Party, as of the Effective Date, that:

(a)	Incorporation and Due Qualification. Such Party is duly incorporated and validly existing under the laws of its jurisdiction of incorporation, and in good standing (to the extent such concept is relevant) in each jurisdiction necessary or applicable for the provision or receipt of Services, except where the failure to so be in good standing would not have a material adverse effect on its ability to perform its obligations under this Agreement. Such Party is duly qualified to do business in its jurisdiction of organization and has obtained all necessary licenses and approvals from Governmental Authorities in each jurisdiction that requires such qualification, except where the failure to so qualify or obtain licenses or approvals would not have a material adverse effect on its ability to perform its obligations under this Agreement.

SERVICES AGREEMENT

(b)	Due Authorization. The execution, delivery and performance of this Agreement and the performance of its obligations hereunder have been duly approved and authorized by all necessary action of such Party. This Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, and other laws relating to or affecting creditors’ rights generally and by general principles of equity.

(c)	No Conflict, Restrictions, Encumbrances. The execution and delivery of this Agreement by such Party, the performance by such Party, and the fulfillment by such Party of the provisions of this Agreement will not (i) conflict with, violate or result in any breach of any of the terms and provisions of, or constitute (with or without notice or lapse of time or both) a default under, any material contract to which such Party is a Party or by which it or any of its properties are bound, (ii) violate the charter or bylaws or any other equivalent organizational document of such Party, (iii) require any consent of approval under any judgment, order, memorandum of understanding, writ, decree, permit or license to which such Party is a Party or by which its assets are bound, or (iv) require the consent or approval of any other Party to any material contract to which such Party is a Party or by which it is bound, other than approvals of Governmental Authorities, if any, which have been obtained or will be obtained prior to or on the Effective Date.

(d)	No Existing Claims or Proceedings. There are no claims, litigation, arbitrations, proceedings or investigations, pending or, to the knowledge of such Party, threatened or contemplated against such Party by or before any Governmental Authority (i) asserting the invalidity of this Agreement, (ii) seeking any determination or ruling that could materially and adversely affect the exercise by such Party of its rights or performance by such Party of its obligations under this Agreement or (iii) seeking any determination or ruling that could materially and adversely affect the validity or enforceability of this Agreement.

ARTICLE VIII. DISCLAIMER OF WARRANTIES.

Other than the express warranties set forth in this agreement, the Services are provided “as is”, and the Provider Entities and designated subcontractors make no warranties, whether express, implied or statutory, including any warranty of merchantability or fitness for a particular purpose or with respect to quality, performance, accuracy or reliability of results thereof. Provider makes no warranty that any Service will meet Recipient’s requirements, be error free or operate without interruption.

SERVICES AGREEMENT

ARTICLE IX. INTELLECTUAL PROPERTY

Section 9.01 License to Provider Materials.

Provider hereby grants to Recipient, and Recipient hereby accepts from Provider, a nonexclusive, non-sublicensable, non-sublicensable, royalty-free license to Use all materials, including text, information, designs, specifications, instructions, Software, data, documentation or user information, furnished by or on behalf of Provider to Recipient in connection with this Agreement and/or the provision of the Services (the “Provider Materials”), solely for its internal use in providing the Services. The Parties acknowledge and agree that Provider shall own all right, title and interest (including all Intellectual Property Rights) in and to the Provider Materials (including all modifications thereto), and that except as expressly provided herein, Provider grants no rights or licenses under this Agreement whatsoever in or to the Provider Materials. All rights and licenses not expressly granted in this Agreement are hereby reserved by Provider.

Section 9.02 License to Recipient Materials.

Recipient hereby grants the Provider Entities a nonexclusive, transferrable, sublicensable, royalty-free, irrevocable, perpetual, sublicensable, worldwide license to Use and Modify all materials, including text, information, designs, specifications, instructions, Software, data, documentation or user information, furnished by or on behalf of Recipient to Provider in connection with this Agreement and/or the provision of the Services (the “Recipient Materials”) for purposes of providing the Services under this Agreement. All modifications to the Recipient Materials created by the Recipient Entities shall be owned by Recipient, and Provider hereby assigns all right, title and interest in and to such modifications to Recipient.

Section 9.03 Assignment of Work Product and Intellectual Property Rights.

The Recipient is and will be the sole and exclusive owner of all right, title, and interest to all the results and proceeds of the Services performed under this Agreement and all other ideas, proposals, inventions, products, designs, documentation, processes, techniques, algorithms, materials, and all other work product of any kind whatsoever, that the Provider may create, prepare, produce, author, derive, edit, modify, conceive, or reduce to practice, alone or jointly with others, in connection with performing the Services, or that result from or that are related to the Services (collectively, the “Work Product”).

SERVICES AGREEMENT

The Provider hereby irrevocably transfers and assigns to the Recipient, and agrees to irrevocably transfer and assign to the Recipient, all right, title, and interest in and to the Work Product, including all worldwide patent rights (including patent applications and disclosures), copyrights, mask work rights, trademarks (together with the goodwill symbolized thereby), trade secret rights and other confidential or proprietary information, know-how, and other intellectual property rights (collectively, “Intellectual Property Rights”) therein. The Provider and the Recipient agree that, to the fullest extent permitted by applicable law, the Work Product is hereby deemed “work made for hire” as defined in Title 17 of the United States Code and all copyrights therein automatically and immediately vest in the Recipient. If, for any reason, any Work Product does not constitute “work made for hire,” the Provider hereby irrevocably transfers and assigns to the Recipient, the Provider’s entire right, title, and interest in and to such Work Product, including all Intellectual Property Rights therein, including the right to sue for past, present, and future infringement, misappropriation, or dilution thereof.

To the extent any of the rights, title, and interest in and to any Work Product can neither be assigned nor licensed by the Provider to the Recipient, the Provider hereby irrevocably waives and agrees never to assert the non-assignable and non-licensable rights, title, and interest against the Recipient, any of the Recipient’s successors-in-interest, or any of the Recipient’s customers.

Section 9.04 Waiver of Moral Rights.

To the fullest extent permitted by applicable law, the Provider hereby irrevocably transfers and assigns to the Recipient, and agrees to irrevocably transfer and assign to the Recipient, and waives and agrees never to assert, any and all Moral Rights (as defined below) that the Provider may have in or with respect to any Work Product, during and after the Term of this Agreement. “Moral Rights” mean any rights to claim authorship of a work, to object to or prevent the modification or destruction of a work, to withdraw from circulation or control the publication or distribution of a work, and any similar right, existing under judicial or statutory law of any country in the world, or under any treaty, regardless of whether or not such right is called or generally referred to as a “moral right.”

Section 9.05 Disclosure of Inventions and Processes.

The Provider shall promptly and fully disclose in writing to the Recipient all inventions or processes (as such terms are defined in 35 U.S.C. § 100) that constitute Work Product, whether or not they are eligible for patent, copyright, mask work, trade secret, trademark or other legal protection. Any patent application for, or application for registration of, any Intellectual Property Rights in any Work Product that the Provider may file during the Term or within one (1) year thereafter will belong to the Recipient, and the Provider hereby assigns to the Recipient the Provider’s entire right, title, and interest in and to such application, all Intellectual Property Rights disclosed or claimed therein, and any patent or registration issuing or resulting therefrom for no additional consideration.

SERVICES AGREEMENT

Section 9.06 Assistance.

At the Recipient’s request, during and after the Term, the Provider shall assist and cooperate with the Recipient and shall promptly take such further actions, including the execution and delivery of appropriate documents, to enable the Recipient to acquire, transfer, maintain, perfect, and enforce its rights in any Work Product and all Intellectual Property Rights therein.

In the event the Recipient is unable, after reasonable effort, to obtain the Provider’s signature on any such documents, the Provider hereby irrevocably designates and appoints the Recipient as its agent and attorney-in-fact, to act for and on the Provider’s behalf solely to execute and file any such application or other document and do all other lawfully permitted acts to further the prosecution and issuance of patents, copyrights, or other intellectual property protection related to the Work Product with the same legal force and effect as if the Provider had executed them. The Provider agrees that this power of attorney is coupled with an interest and is irrevocable.

Section 9.07 Provider’s Pre-Existing Materials.

The Provider acknowledges that the Recipient may disclose or make available to the Provider non-public, proprietary, and confidential information of the Recipient including, without limitation, the terms and conditions of this Agreement, any information, materials or knowledge regarding the Recipient and its business, financial condition, products, programming, techniques, customers, suppliers, technology, research, and development, in each case whether disclosed orally or disclosed or accessed in written, electronic, or other form or media, and whether or not marked, designated, or otherwise identified as “confidential” (collectively, “Confidential Information”). Any Confidential Information that the Provider develops in connection with the Services, including but not limited to any Work Product, shall be subject to the terms and conditions of this Section. Confidential Information shall not include information that (a) is or becomes part of the public domain other than through the Provider’s or its representatives’ breach of this Agreement; or (b) is obtained by the Provider on a non-confidential basis from a third party that was not legally or contractually restricted from disclosing such information.

ARTICLE X. MISCELLANEOUS

Section 10.01 Force Majeure.

(a)	Definition of “Force Majeure Event”. “Force Majeure Event” means any action, event or occurrence outside the reasonable control of the Party in question, including (i) riot, strike, other labor dispute, insurrection, terrorism, fire, severe weather, pandemic, other act of God, shortages of materials, rationing, internet failure or other delay in receiving data, explosion, war, acts of public enemies, blockade, embargo, power failure and embargo or other action of any Governmental Authority (other than any action of a Governmental Authority directed specifically to the affected Party) and (ii) the imposition of any new Applicable Law or the change of any Applicable Law (including the manner in which such laws are applied) making performance of any material obligation of this Agreement illegal or otherwise impossible.

(b)	Effect of Force Majeure. No Party shall be considered to be in default of any of its representations and warranties under this Agreement as a result of a Force Majeure Event, or in breach of its obligations under this Agreement to the extent that performance of such obligations is prevented by any Force Majeure Event; provided, that notice of such Force Majeure Event is given in accordance with the provisions of Section 10.04 and the Party whose performance is adversely affected uses commercially reasonable efforts to promptly overcome or mitigate the effects of such Force Majeure Event. Upon the occurrence of a Force Majeure Event, the Parties shall consult in good faith with respect to any commercially reasonable measures that may be taken in order to mitigate the impact of such Force Majeure Event.

SERVICES AGREEMENT

Section 10.02 Governing Law; Dispute Resolution.

(a)	This Agreement, and all matters or Disputes arising out of or in connection with this Agreement, the subject matter hereof or the activities of the Parties in connection with or contemplated by this Agreement, shall be governed by, construed under and enforced in accordance with the laws of the State of Delaware, without regard to the conflict of laws provisions thereof to the extent such principles or rules would require or permit the application of the laws of any jurisdiction other than those of the State of Delaware.

(b)	Each Party (i) to the fullest extent permitted by applicable law, hereby irrevocably waives all rights to trial by jury as to any dispute arising out of or relating to this agreement; and (ii) submits to the exclusive jurisdiction and venue of the federal or state courts located in Wilmington, Delaware, and each Party agrees not to institute any such dispute or proceeding in any other court in any other jurisdiction other than for purposes of enforcing an arbitral award or award of a court specified in this clause.

Section 10.03 Further Assurances.

The Parties will furnish upon request to each other further information, execute and deliver to each other documents, and do other acts and things, all as another Party may reasonably request for the purpose of giving effect to the intent or express terms of this Agreement and the documents referred to in this Agreement and all Statements of Work; provided, that no Party shall be obligated to incur any material liability, expense or obligation pursuant to this Section

10.03 without its consent.

Section 10.04 Notices.

All notices and other communications pertaining to this Agreement (except as otherwise provided in a Statement of Work) shall be in writing and may be given in any manner described below to the address or number set out below, and will be deemed effective as follows: (a) if delivered personally to the Person or to an officer of the Person to whom the same is directed, (b) when the same is actually received, if sent by express overnight courier service, with charges prepaid and return receipt requested, or if sent by email, unless notice of non-delivery is received, (i) at or prior to 5:00 pm local time of the Recipient on a Business Day, on that Business Day or (ii) otherwise, on the next succeeding Business Day.

SERVICES AGREEMENT

The initial addresses and contact details of the Parties are as follows:

Recipient:

Freeport Holdings Series LLC

1181 Nixon Drive #1009

Moorestown, NJ 08057

Provider:

Freeport Technologies LLC

1181 Nixon Drive #1009

Moorestown, NJ 08057

Either Party may change its address or contact details from time to time by giving notice to that effect as provided in this Agreement.

Section 10.05 Amendment and Waiver.

Failure of a Party hereto to insist, in any one or more instances, upon the strict performance of any of the provisions of this Agreement or to exercise any rights contained herein or therein shall not be construed as a waiver of such provision. The provisions of this Agreement, including this Section 10.05, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions of this Agreement may not be given without the written consent of both Parties.

Section 10.06 Entire Agreement.

This Agreement, together with any Statements of Work in effect from time to time, constitutes the entire agreement between the Parties with respect to the matters contemplated hereby and supersedes all prior and contemporaneous oral or written agreements or understandings of the Parties.

Section 10.07 Assignments, Successors.

The provisions of this Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns. Except as expressly permitted hereunder, neither Party may or shall assign this Agreement or any of their rights or obligations hereunder without the prior written consent of the other Party, which consent, in the case of Recipient, shall not be unreasonably withheld; provided, that Provider may assign this Agreement, and/or any Statement of Work or any of its rights or obligations hereunder or thereunder, without the consent of Recipient, to an Affiliate or to a Person that acquires all or substantially all of the assets or operations of Provider and its Affiliates. Any purported assignment or delegation made in violation of this provision shall be void and of no force or effect.

Section 10.08 Third Party Rights.

The Parties do not intend that any term of this Agreement shall be enforceable by any Person who is not a party to this Agreement. This Agreement and all of its provisions and conditions, are for the sole and exclusive benefit of the Parties and their successors and permitted assigns.

SERVICES AGREEMENT

Section 10.09 Severability.

If a court of competent jurisdiction determines that any provision of this Agreement, or the application hereof to any Person or circumstance is deemed invalid or to any extent unenforceable, the balance of this Agreement shall remain in full force and effect and continue to be binding upon the Parties, so long as such invalidity, illegality or unenforceability will not substantially impair the commercial purpose of this Agreement. In the circumstances referred to in this Section 10.09, the Parties shall use reasonable efforts to negotiate in good faith to substitute any invalid, illegal or unenforceable provision with a valid, legal or enforceable provision which achieves to the greatest extent enforceable the original intent (and commercial position) of the Parties as would have been achieved by the original provision.

Section 10.10 Remedies Cumulative.

All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by a Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party.

Section 10.11 Time is of the Essence.

The Provider acknowledges that time is of the essence with respect to the Recipient’s obligations hereunder and that prompt and timely performance of all such obligations is strictly required.

Section 10.12 Non-Disparagement.

The Provider agrees, during the Term of this Agreement and at any time thereafter, not to publish or communicate to any person or entity any Disparaging (as defined herein) remarks, comments, or statements concerning the Recipient. “Disparaging” remarks, comments, or statements are those that impugn the character, honesty, integrity, morality, business acumen, or abilities in connection with any aspect of the operation of the business of the individual or entity being disparaged.

Section 10.13 Indemnification.

Each Party (the “Indemnifying Party”) shall indemnify, defend, and hold harmless the other Party and its affiliates and their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (collectively, “Indemnified Party”) from and against any and all losses, claims, actions, suits, complaints, damages, liabilities, penalties, interest, judgments, settlements, deficiencies, disbursements, awards, fines, costs, fees, or expenses of whatever kind, including reasonable attorneys’ fees, incurred by the Indemnified Party in a final judgment, relating to any claim of a third party arising out of or relating to the Indemnifying Party’s gross negligence, willful misconduct, or material breach of this Agreement.

SERVICES AGREEMENT

Section 10.14 Counterparts.

This Agreement and any Statement of Work may be executed in counterparts, each of which when so executed shall be deemed to be an original and all of which when taken together shall constitute one and the same instrument. Any signature to this Agreement or any Statement of Work may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. Federal ESIGN Act of 2000 and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable Law.

[Signature Page Follows]

SERVICES AGREEMENT

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives as of the date first above written.

FREEPORT HOLDINGS SERIES LLC

By:	/s/ Colin Johnson
Name:	Colin Johnson
Title:	Principal Executive Office and Director

PROVIDER
FREEPORT CURATION LLC

By:	/s/ Colin Johnson
Name:	Colin Johnson
Title:	CEO Abstract Ventures, sole Member of Freeport Curation LLC

SERVICES AGREEMENT